UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CNL HEALTHCARE PROPERTIES, INC.

(Name of Subject Company)

CNL Healthcare Properties, Inc.

(Name of Person Filing Statement)

Common stock, $0.01 par value per share

(Title of Class of Securities)

12612C 108

(CUSIP Number of Class of Securities)

Stephen H. Mauldin

President and Chief Executive Officer

CNL Healthcare Properties, Inc.

CNL Center at City Commons

450 South Orange Avenue, 14th Floor

Orlando, Florida 32801

Telephone: (407) 650-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

The name of the subject company is CNL Healthcare Properties, Inc., a Maryland corporation (the “Company”), and the address and telephone number of its principal executive offices are 450 South Orange Avenue, 14th Floor, Orlando, Florida 32801 and (407) 650-1000, respectively.

The title of the class of equity securities to which the tender offer relates is the shares of the Company’s common stock, $0.01 par value per share. As of the close of business on February 4, 2025, there were 175,274,045 shares of the Company’s common stock issued and outstanding.

Item 2. Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) is being filed by the Company with respect to an unsolicited tender offer by West 4 Capital LP, a Cayman Islands exempted limited partnership (the “Offeror”) to purchase up to an aggregate of 8,800,000, or approximately 5.0%, of the issued and outstanding shares of common stock (the “Shares”) of the Company for a price equal to $3.29 per share, without interest, in cash (the “West 4 Offer”). Granite Sapphire Management Limited, an exempted company organized under the laws of the Cayman Islands, is the general partner of the Offeror and is identified as a co-bidder with the Offeror.

According to the Offeror’s Schedule TO filed on January 27, 2025, its registered office is located at c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands, and its telephone number is +972-54-206-2957.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in Item 13. “Certain Relationships and Related Transactions, and Director Independence,” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission (“SEC”) on March 12, 2024 (“2023 Annual Report”), and in Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Related Party Transactions” in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the SEC on November 8, 2024 (“Sept. 30, 2024 Quarterly Report”), which information is incorporated herein by reference.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and its executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation

(a)	Solicitation or Recommendation

On February 4, 2025, the Board of Directors (“Board”), after careful evaluation of the West 4 Offer and in consultation with the Company’s management and outside advisors, has determined, for the reasons set forth below, to recommend that the Company’s stockholders REJECT the West 4 Offer.

(b)	Reasons for the Recommendation

In April 2018, the Company’s board of directors formed a special committee consisting solely of independent directors to consider possible strategic alternatives to provide liquidity to its stockholders. Since 2018, the special committee has engaged KeyBanc Capital Markets Inc. to act as its financial advisor in connection with exploring possible strategic alternatives.

As part of executing on possible strategic alternatives, in September 2018, the Company’s board of directors committed to a plan to sell 70 properties which included medical office buildings, post-acute care facilities and acute care hospitals across the US, plus several skilled nursing facilities. Since April 2019, the Company completed the sale of 70 of the properties to unrelated third parties that it planned to sell as part of executing under possible strategic alternatives and sold an additional two senior housing properties. The Company used the net sales proceeds of these transactions: (1) to repay indebtedness secured by or allocated to properties sold, (2) to strategically rebalance other corporate borrowings, (3) to make a special cash distribution of approximately $347.9 million ($2.00 per share) to the stockholders and (4) retained net sales proceeds for other corporate purposes, because the Company focused on maintaining balance sheet strength and liquidity during COVID-19 to enhance financial flexibility. Additionally, in 2022, the Company’s board adjusted the regular quarterly cash distribution to an amount equal to $0.0256 per share compared to $0.0512 per share that had been in effect since 2019. The $0.0256 per share regular quarterly cash distribution continued to be paid through the fourth quarter 2024.

The Board continues to strategically manage and position the Company’s portfolio to drive performance and value during what is now the maturation phase of the Company’s lifecycle. The Company’s current investment portfolio consists of interests in 70 properties, comprised of 69 seniors housing communities and one vacant land parcel adjacent to one of its seniors housing communities.

The Company, including its board of directors and special committee, continues to work actively with its financial advisor to consider its additional strategic alternatives.

In order to assess the adequacy of the terms and conditions of the West 4 Offer and in making its determination to recommend that the Company’s stockholders reject the West 4 Offer, the Board (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the West 4 Offer; (ii) consulted with the Company’s management and received advice from certain outside advisors; (iii) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, financial condition, portfolio of assets, future prospects and estimated net asset value (“NAV”) per share of the Company’s common stock; and (iv) considered the strategic alternatives process.

The following are the material factors considered by the Board in evaluating the West 4 Offer:

The Board believes that the West 4 Offer is intended to capitalize on the lack of liquidity for shares of the Company’s common stock by seeking to purchase stockholders’ shares at a price significantly below their fair value in order for the Offeror to make a significant profit. Although the Company can offer no assurances, the Board and management team continue to monitor the real estate market to determine the best available options for providing further liquidity to the Company’s stockholders. The Company believes that stockholders who tender their shares in the West 4 Offer (1) will be tendering at a price substantially below the Company’s view of the current fair value of the shares, (2) will lose the opportunity to participate in any value for such shares in excess of the offer price or to participate in any potential future upside or growth of the Company with respect to such shares and (3) will lose the right to receive any future distributions that the Company may declare and pay.

•

The West 4 Offer of $3.29 per share represents a price that is approximately 47.6% less than the $6.28 estimated NAV per share of the Company’s common stock as of December 31, 2023 (and announced in a Current Report on Form 8-K filed with the SEC on March 12, 2024), which was determined by the Company’s Board with the assistance of an independent third-party valuation firm and which is the most recently announced estimated NAV per share as of the date hereof. Estimated NAV per share is calculated as of a specific date, and the value of shares of common stock will fluctuate over time as a result of, among other things, inflation and rising interest rates on the operations of the Company’s seniors housing communities, developments related to individual assets, changes in the real estate and capital markets, acquisitions or dispositions of assets, and distributions to stockholders. In addition, because shares of the Company’s common stock are not listed on a national securities exchange and there is no established trading market for shares of common stock, estimated NAV per share does not represent the: (i) the price at which shares of common stock would trade on a national securities exchange or a third party would pay for the Company, (ii) the amount a stockholder would obtain if he or she tried to sell his or her shares of common stock, or (iii) the amount stockholders would receive if the Company liquidated its assets and distributed the proceeds after paying all of its expenses and liabilities. Notwithstanding the foregoing, the Company is undertaking another valuation process with plans to announce an estimated NAV per share as of December 31, 2024 on March 10, 2025. As a result, the estimated NAV per share of $6.28 as of December 31, 2023 may not represent the current estimated NAV per share value of the Company’s common stock and there can be no assurance as to whether the current estimated NAV per share value of the Company’s common stock will be greater or lower than the most recently published NAV per share.

•

There is no guarantee that the West 4 Offer can or will be completed as soon as the Offeror contemplates in its Offer to Purchase. The West 4 Offer does not initially expire until March 26, 2025 and such date may be extended by the Offeror, in its sole discretion, subject to compliance with applicable securities laws.

•

The Offeror expressly reserves the right to amend the terms of the West 4 Offer, including by decreasing the $3.29 Offer Price or by changing the number of shares being sought, subject to compliance with applicable securities laws, at any time before the West 4 Offer expires.

•

For any dispute, claim or controversy that a stockholder may have with the Offeror or its controlled depositary, the Offeror requires each stockholder to agree to binding arbitration in Denver, CO. For most stockholders and their counsel, a mandatory Colorado arbitration would impose an inconvenient forum. Additionally, in any dispute between a stockholder and West 4 or its affiliated persons, including the depositary, the prevailing party will be entitled to recover all of their costs and expenses, including attorneys’ fees, arbitrator fees, expert witness fees and costs, fees and costs of the arbitration, and any fees and costs incurred in compelling arbitration.

In light of the factors described above, the Board has unanimously determined that the West 4 Offer is not advisable and is not in the best interests of the Company or its stockholders. Accordingly, the Board unanimously recommends that you REJECT the West 4 Offer and not tender your shares for purchase pursuant to the West 4 Offer.

The Board recognizes that due to the suspension of the Company’s stock redemption plan, the lack of a meaningful trading market for the Company’s shares and the uncertainty surrounding the capital and financing markets and other macroeconmic conditions, some stockholders may decide to accept the West 4 Offer based on, among other things, their individual liquidity needs. The Board acknowledges that stockholders must and should evaluate whether to tender their shares based on all the information available, including the factors considered by the Board and described in our filings with the SEC. The Company cannot provide assurances with respect to future strategic transactions, future distributions, the future value of its shares, which can change periodically, or to future liquidity for stockholders.

(c)	Intent to tender

All of the Company’s directors and executive officers who own shares of common stock have advised the Company that they do not intend to tender any shares held of record or beneficially owned by them pursuant to the West 4 Offer. To the knowledge of the Company, none of the Company’s subsidiaries or affiliates currently intends to tender shares held of record or beneficially owned by them pursuant to the West 4 Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company’s stockholders in connection with the West 4 Offer.

Item 6. Interest in Securities of the Subject Company

During the 60 days prior to the filing of this Schedule 14D-9, there were no transactions involving the shares of the Company’s common stock effected with any of the Company’s officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the West 4 Offer that relate to the West 4 Offer or other acquisition of the shares by the Company, any of the Company’s subsidiaries or any other person.

(b) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the West 4 Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of the Company’s subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of the Company’s subsidiaries; or (iii) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the West 4 Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information

To the knowledge of the Company, there are no agreements or understanding, whether written or unwritten, between any executive officer and the Company or the Offeror concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the West 4 Offer.

Cautionary Note Regarding Forward-Looking Statements

Certain statements of the Company included in this Schedule 14D-9 and the documents filed as exhibits hereto that are not statements of historical or current facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) may constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbor created by Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management’s current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of the Company’s business and its performance, the economy, and other future conditions and forecasts of future events and circumstances. Forward-looking statements are typically identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should,” “could,” the negative of such terms and words and terms of similar substance in connection with discussions of future operating or financial performance, business strategy and portfolios, projected growth prospects, cash flows, costs and financing needs, legal proceedings, potential strategic transactions, amount and timing of anticipated future distributions, estimates of per share net asset value of the Company’s common stock, macroeconomic conditions including inflation and rising interest rates, and/or other matters. The Company’s forward-looking statements are not guarantees of future performance. While the Company’s management believes its forward-looking statements are reasonable, such statements are inherently susceptible to uncertainty and changes in circumstances. As with any projection or forecast, forward-looking statements are necessarily dependent on assumptions, data and/or methods that may be incorrect or imprecise and may not be realized. The Company’s forward-looking statements are based on management’s current expectations and a variety of risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or accurately predict. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company’s actual results could differ materially from those set forth in the forward-looking statements due to a variety of risks, uncertainties and other factors. Given these uncertainties, the Company cautions you not to place undue reliance on such statements.

For further information regarding risks and uncertainties associated with the Company’s business, and important factors that could cause the Company’s actual results to vary materially from those expressed or implied in its forward-looking statements, please refer to the factors listed and described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Risk Factors” sections of the Company’s documents filed from time to time with the SEC, including, but not limited to, the 2023 Annual Report and the Company’s quarterly reports on Form 10-Q, copies of which may be obtained from the Company’s website at www.cnlhealthcareproperties.com.

All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by this cautionary note. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to, and expressly disclaims any obligation to, publicly release the results of any revisions to its forward-looking statements to reflect new information, changed assumptions, the occurrence of unanticipated subsequent events or circumstances, or changes to future operating results over time, except as otherwise required by law.

Item 9. Exhibits

The following exhibits are filed as part of this Schedule 14D-9:

Exhibit No.	Description

99(a)(1)	Letter to the Company’s Stockholders dated February 5, 2025*

99(a)(2)	Email to Financial Professionals, dated February 5, 2025*

99(e)(1)	Excerpts from the Company’s 2023 Annual Report filed with the SEC on March 12, 2024 and the Company’s Sept. 30, 2024 Quarterly Report filed with the SEC on November 8, 2024**

*	Included in copy mailed to stockholders.
**	Those sections of the Company’s 2023 Annual Report specified in Items 3 and 8 hereto are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2025

CNL Healthcare Properties, Inc.

By:	/s/ Stephen H. Mauldin
Name: Stephen H. Mauldin
Title: President and Chief Executive Officer